

December 6, 2010

Mr. James Harp, Jr.
Executive Vice President
Hornbeck Offshore Services, Inc.
103 Northpark Boulevard, Suite 300
Covington, Louisiana 70433

> **Re: Hornbeck Offshore Services, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 001-32108**

Dear Mr. Harp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 1A – Risk Factors, page 18

1. We note your disclosure on the bottom of page 26 regarding the risk that you may not have the ability to raise the funds necessary to repurchase your 1.625% convertible senior notes. It appears that similar disclosure should be made with respect to repayment of your 6.125% senior notes maturing December 1, 2014. Please revise, as appropriate.

Item 7 – Management's Discussion and Analysis
Liquidity and Capital Resources, page 49

2. In the third paragraph of this section, you state that none of your debt instruments mature any sooner than March 2013. You also indicate that, should the need for additional financing arise, you may not be able to access the capital markets on attractive terms at that time. However, your disclosure at the bottom of page 26 states that failure to satisfy your obligations under the 1.625% convertible senior notes may result in acceleration of your other indebtedness, which you may not be able to satisfy. Since the debt instrument that matures in March 2013 is your Revolving Credit Facility, which is your only current

source of available borrowings, and in light of the possibility that you may be required to repurchase $250 million of your 1.625% convertible senior notes on November 15, 2013, followed by the maturity of $300 million of your 6.125% senior notes on December 1, 2014, please expand your disclosures in the Liquidity and Capital Resources section of your Management's Discussion and Analysis to discuss the possible need for additional financing and the consequences if (for whatever reason) you are unable to obtain such financing.

Commitments and Contractual Obligations, page 52

3. We note your disclosure on page 26 regarding the option of the holders of the 1.625% convertible senior notes to require you to repurchase their notes for cash on November 15, 2013, 2016 and 2021. Please add this disclosure to footnote (3) to the table on page 52, and indicate that amounts in the table assume no such repurchases.

Debt, page 52

4. We note the disclosure that you had $249.1 million of credit immediately available under your revolving credit facility as of December 31, 2009. We note you made this same disclosure in your September 30, 2010 Form 10-Q, along with additional disclosure that your maximum debt leverage ratio will decline by 0.25 every six months until it reaches 3.50-to-1.00 for the quarter ending March 31, 2012. In light of your current levels of EBITDA, it is unclear whether or not you could incur an additional $249.1 million of debt and remain in compliance with your debt covenants as your maximum debt leverage ratio declines throughout 2011 and into 2012. Please tell us and consider disclosing your actual debt leverage ratio, as well as your pro forma debt leverage ratio assuming you incurred an additional $249.1 million of debt, for each period presented.

Capital Expenditures and Related Commitments, page 53

5. In the table on page 54, the amount of non-vessel capital expenditures for 2008 does not agree with the amount shown for the same-captioned item in your consolidated statement of cash flows on page F-6. It appears the table on page 54 includes the amount related to the 2008 acquisition of a shore-based port facility, which amount is shown as a separate line item on page F-6. Please revise the table on page 54 to clarify your disclosure in this regard.

Notes to Consolidated Financial Statements
Note 17. Supplemental Selected Quarterly Financial Data, page F-28

6. We note the amount of your operating income for the quarter ended June 30, 2009 is significantly lower than amounts reported in other quarters. In this regard, please disclose any unusual or infrequently occurring items recognized during that quarter. See Item 302(a)(3) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Equity Incentive Compensation, page 30

7. We note your disclosure regarding the percentage of performance-based restricted stock unit awards that vested, e.g. 83%, and also the percentile comparison to your disclosed Industry Peer Group. In future filings, please quantify all performance targets, including the "specified relative stock price performance objectives," that were achieved in order for your executive officers to earn their long-term incentive compensation. Alternatively, please provide us with your analysis for concluding that the disclosure of such performance targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

2009 Summary Compensation Table, page 43

8. In future filings, please clarify that the amounts listed in the "Stock Awards" column of the "Summary Compensation" table have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 and include any necessary footnotes for awards subject to performance conditions. Refer to Item 402(c)(2)(v) of Regulation S-K and Instruction 3 thereto.

2009 Grants of Plan-Based Awards, page 48

9. In future filings, for any equity awards that are subject to performance conditions, please clarify that the amounts listed in the "Grant Date Fair Value of Stock and Option Awards" column of the "Grants of Plan-Based Awards" table have been calculated based upon the probable outcome of such conditions. Refer to Instruction 8 to Item 202(d) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief